February 27, 2007

BY FACSIMILE (202-772-9368) AND EDGAR

Mr. Karl Hiller

U.S. Securities And Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bill Barrett Corporation, Form 10-K for the Fiscal Year Ended December 31, 2005, File No. 001-32367

Dear Mr. Hiller:

On behalf of Bill Barrett Corporation (“BBC” or the “Company”), this letter responds to the Staff’s comments in the Staff’s letter dated February 16, 2006 with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2005, File No. 001-32367, and in subsequent communications with the Staff. The following responses are keyed to the Staff’s comments. We have discussed these responses with the chairman of the Audit Committee of our Board of Directors and with our independent petroleum engineers.

Based on our review of the Staff comment letter, and as further described herein, we believe that our filed Form 10-K is materially correct, clear and consistent with industry practice, and therefore believe that no amendment to our existing filing is necessary. Instead, as indicated in our responses below, and in previous communications with the Staff, we hereby propose to make appropriate clarifications or modifications to our disclosures in the immediate future in our Form 10-K for the year ended December 31, 2006 to be filed on February 27, 2007.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We would be happy to provide representatives of our independent petroleum engineers for any such discussions and to meet with the

Mr. Karl Hiller

February 27, 2007

Staff in person if the Staff believes this would be helpful to resolving the Staff’s comments. We hope the Staff will consider this letter and our previous communications with the Staff to be responsive to the comments.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

General

Comment 1. We request further clarification of the “New Reserve Philosophy” that we understand you implemented during the fourth quarter of 2005, in order to eliminate negative revisions in the future. You indicate that you conservatively book reserves for new wells online in the fourth quarter, where there is insufficient production data for accurate curve analysis. Please respond to the following points:

•

Tell us if this new policy or philosophy is limited to exploration type wells that you have not previously booked reserves for, or if it also includes previously booked proved undeveloped reserve locations that have now been drilled;

•

If you applying the new methodology to both types of wells, explain any differences in application between exploration wells that have never been booked previously and wells that are converting previously booked proved undeveloped reserves to proved developed reserves.

•

Advise us whether the third-party engineers, in conducting procedures on the reserve quantities you will disclose in your 2006 report, estimated reserves for wells with short-term production data that you did not include as proved reserves because of your “New Reserve Philosophy”.

Response to Comment 1

•

Our reserve approach which includes conservative booking of wells with insufficient production history to confidently define the production profile is applied to exploration and development wells and associated offsetting locations regardless of reserve classification.

•

For PUD locations that are drilled and start producing in the 4th quarter, reserve estimates will be based on available data using the reserve approach stated above. The initial rate and curve will be lowered if

Mr. Karl Hiller

February 27, 2007

indicated by the early actual production data. An example of short term production late in the year which resulted in a reduction of originally booked PUD reserves is the Prickly Pear 7-28D well in the West Tavaputs Field.

•

If the initial production data is high to the forecast, we are conservative when honoring the production data. An example of this situation is the Specialty 22A well in the Gibson Gulch Field. Due to the short amount of production history, the reserves were estimated conservatively.

The PUD reserves offsetting the fourth quarter new wells reflect our conservative approach to booking undeveloped reserves. The 12 direct offsetting PUD’s to the 2006 new wells online in the Piceance Basin in the fourth quarter (17 wells) are estimated at approximately 23% below the PDP EUR’s. In the West Tavaputs Field in the Uinta Basin, 5 new wells started producing in the fourth quarter of 2006. The 11 direct offsetting PUD’s to these wells have an estimated average EUR approximately 12% below the average PDP.

Our conservative approach also applies to exploration wells that start producing in the fourth quarter. An example of this is the Peters Point 4-12 exploration well in the West Tavaputs field which started producing in November of 2006. The forecast was made conservatively based on the short term production. Subsequent production continues above our year-end 2006 forecast.

•

Third party engineers do not forecast reserves on wells that we do not include in the proved category. With a few exceptions, every well that has actual production data by year-end will be included in the proved category at a reserve level we believe is more likely to increase than decrease over time.

Comment 2. We note that even with the implementation of the conservative “New Reserve Philosophy” you report that the 2006 reserves are approximately 7% higher in the aggregate that the third party engineers’ estimate. Please tell us which wells or properties are contributing the most to this increased percentage, in the aggregate, explain how your estimate of reserves compares to the independent engineers’ estimate for the same property, and indicate the classification of those reserves. Please also submit the following information along with your reply:

•	If they are proved producing reserves, include a graph of production rate versus time with the future production forecast from both you and the third party engineer depicted on the same graph.

Mr. Karl Hiller

February 27, 2007

•

If these are primarily gas wells, please provide us with graphs of either the bottom-hole pressure (BHP) changes over time versus cumulative production, or the flowing tubing pressure (FTP) over time versus time for each gas well.

•	Please clarify whether you and the third party engineers estimated reserves with decline curve analysis or volumetrically.

•

Tell us if you or the third party engineers’ evaluations included tests of reliability of the results from typical rate versus time decline curve analysis, using methods such as BHP versus cumulative production, FTP over time versus cumulative production, or FTP times rate versus cumulative production. If these alternate methods were not used as a cross-check, tell us why they were not used.

Response to Comment 2

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The largest variance in the year-end 2006 reserve estimates between Bill Barrett and our third party engineers occurred in the West Tavaputs Field at 10.4 Bcfe or 7.1%. The variance by reserve category is 3.8% for PDP, 6.1% for PDN and 9.6% for PUD.

Bill Barrett reserve estimates for PUD are equivalent to the PDP estimates which include low reserve delineation wells. The PDP estimate also includes the conservative booking of wells starting to produce in the fourth quarter of the year. As direct offsets, the PUD estimates reflect the conservatism of those forecasts. On average, the initial producing rates used in the Bill Barrett PUD estimates are low relative to the actual initial producing rates of wells drilled in 2005 and 2006 (wells completed comparable to booked PUD’s). We believe that our PUD levels are conservative to our PDP forecasts and supportable by actual data.

Our history of engineering revisions for the West Tavaputs Field is as follows:

	YE2002	YE2003	YE2004	YE2005	YE2006
Reserves, Bcfe	13.7	36.8	40.3	74.5	145.8
Engr. Revisions	acquired	-0.4	-8.1	+8.1	+7.8

We have had positive engineering revisions in 2005 and 2006 in the West Tavaputs Field. Ryder Scott estimated reserves below our estimates for YE2004, YE2005 and YE2006. Our West Tavaputs reserves are more likely

Mr. Karl Hiller

February 27, 2007

to increase than decrease in 2006 and, therefore, our YE2006 reserve estimates will have been closer to actual than Ryder Scott’s estimates for three years.

•

Our reserve estimation for the PDP wells in the West Tavaputs Field includes rate-pressure analysis for wells with 6+ months of production and a combination of volumetrics and decline curve analysis for the remainder of the wells. We investigate the flow regime using the Blasingame Type Curve analysis and use the Agarwal-Gardner flowing Material Balance to determine OGIP.

We used this analysis for estimating reserves for the Peters Point 14-25D well which started producing in the fourth quarter of 2005. Included in this analysis is the affect of changing operating conditions on the flowing material balance and production curve. Ryder Scott’s reserve estimate is 10% below our estimate and both forecasts are low to actual production. This well is expected to have positive reserve revisions in 2007.

Comment 3. Tell us of any instances in which you obtained short term production or test data on properties having reserves that were recently converted from proved undeveloped to proved developed producing that is less favorable than previously estimated, or which would otherwise support lowering the original proved undeveloped volumetric reserve estimate, where a downward revision has not been made due to the “New Reserve Philosophy” of not using short term production data to determine reserves.

Response to Comment 3

•

As stated in the response to Comment 1, an example of short term production late in the year which resulted in a reduction of originally booked PUD reserves is the Prickly Pear 7-28D well in the West Tavaputs Field. This has not occurred with other PUD’s due to the increased production performance from new wells over the last 2 years and conservative PUD reserve levels.

Our reserve approach is to use all data available at the time of reserve estimating. We do not discard short term production history. We honor the low side of short term production and we are conservative in honoring the high side of short term production. Our intent is to increase rather than decrease our reserve levels over time. PUD reserves are reviewed and adjusted based on directly offsetting PDP’s.

Mr. Karl Hiller

February 27, 2007

If any member of the Staff has comments or questions please call Lynn Boone Henry (Vice President—Planning and Reserves) at (303) 312-8132, David R. Macosko (Vice President—Accounting) at (303) 312-8137, or Francis B. Barron (Senior Vice President—General Counsel; and Chief Financial Officer) at (303) 312-8515. Thank you for your consideration of these matters.

Very truly yours,

BILL BARRETT CORPORATION

By:	/s/ Francis B.Barron
Francis B. Barron
Senior VP—General Counsel; and Chief
Financial Officer

cc:	Mr. James Murphy, Securities and Exchange Commission
Mr. Dennis Boylan, Deloitte & Touche LLP
Ms. Chris LaFollette, Akin Gump Strauss Hauer & Feld LLP
Ms. Lynn Boone Henry, Bill Barrett Corporation
Mr. David R. Macosko, Bill Barrett Corporation
Mr. Randy Stein, Chair, Audit Committee
Mr. Larry Nelms, Ryder Scott Company, L.P.
Mr. Dan Smith, Netherland, Sewell & Associates, Inc.